

June 27, 2013

Via e-mail
Robert Bell
President
W. S. Industries, Inc.
Suite 1120, 470 Granville Street
Vancouver, British Columbia
V6C 1V5 Canada

Re: W. S. Industries, Inc.
Form 8-K
Filed June 26, 2013
File No. 000-52752

Dear Mr. Bell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Reportable Events

1. Your disclosure indicates that there were no reportable events through February 28, 2013. Item 304(a)(1)(v) of Regulation S-K require the disclosure of any reportable event (e.g.. internal control weakness, etc.) during the two most recent fiscal years and subsequent interim period through the date of termination. Please amend your filing to disclose whether there have been any reportable events through June 11, 2013, the date of dismissal.

Exhibit 16

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me, at (202) 551-3432 with any questions.

Sincerely,

/s/ William H. Demarest IV

William H. Demarest IV
Accountant